SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)



                          Golden Cycle Gold Corporation
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                   380 894 105
                          ----------------------------
                                 (CUSIP Number)

 M. Craig Haase, 6151 Lakeside Drive, Suite 2100, Reno, NV 89511 (702) 825-8890
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 21, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parites to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380 894 105


--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Euro-Nevada Mining Corporation, Inc.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
          (a) { }
          (b) {x}

--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------

4         Source of Funds (see Instructions)
          NA
--------- ----------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------- ----------------------------------------------------------------------

6         Citizenship or Place of Organization
          Nevada
--------- ----------------------------------------------------------------------

NUMBER OF           7         SOLE VOTING POWER
SHARES                        0
BENEFICIALLY        --------- --------------------------------------------------
OWNED BY
EACH                8         SHARED VOTING POWER
REPORTING                     0
PERSON              --------- --------------------------------------------------
WITH
                    9         SOLE DISPOSITIVE POWER
                              0
                    --------- --------------------------------------------------

                    10        SHARED DISPOSITIVE POWER
                              0
---------- ---------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------- ----------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARE* (See Instructions)
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 4. Purpose of Transaction.

         Euro-Nevada Mining Corporation, Inc. gave notice on April 21, 1999 under its March 12, 1999 Letter Agreement ("Agreement") with certain shareholders of Golden Cycle Gold Corporation that Euro-Nevada Mining Corporation, Inc. had completed its due diligence and had elected, pursuant to the express terms of the Agreement, to terminate the Agreement.



ITEM 5. Interest in Securities of the Issuer.

         Euro-Nevada Mining Corporation, Inc. gave notice on April 21, 1999 under its March 12, 1999 Letter Agreement ("Agreement") with certain shareholders of Golden Cycle Gold Corporation that Euro-Nevada Mining Corporation, Inc. had completed its due diligence and had elected, pursuant to the express terms of the Agreement, to terminate the Agreement.



ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Euro-Nevada Mining Corporation, Inc. gave notice on April 21, 1999 under its March 12, 1999 Letter Agreement ("Agreement") with certain shareholders of Golden Cycle Gold Corporation that Euro-Nevada Mining Corporation, Inc. had completed its due diligence and had elected, pursuant to the express terms of the Agreement, to terminate the Agreement.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          EURO-NEVADA MINING CORPORATION, INC.,
                                          a Nevada corporation


Date:    April 23, 1999                   By: /S/ M. Craig Haase
        -----------------                     ----------------------------------
                                              M. Craig Haase, Vice Chairman and
                                              General Counsel